DAVID W. GHEGAN
404.885.3139 telephone
404.962.6599 facsimile
david.ghegan@troutmansanders.com
TROUTMAN SANDERS LLP
Attorneys at Law
Bank of America Plaza
600 Peachtree Street, NE, Suite 5200
Atlanta, GA 30308-2216
404.885.3000 telephone
troutmansanders.com

May 25, 2011
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:   Pamela A. Long, Assistant Director

Re:	Bluelinx Holdings Inc. Registration Statement on Form S-1 Filed: April 26, 2011 File No.: 333-173722
Dear Ms. Long:
          This letter is being submitted in response to the comments provided by the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated May 19, 2011 (the “Comment Letter”) with respect to the above-referenced Registration Statement on Form S-1 (File No. 333-173722), filed by BlueLinx Holdings Inc. (the “Company”). We are authorized by the Company to provide the responses contained in this letter on its behalf. The Company has also filed today, Pre-effective Amendment No. 1 to the Form S-1 (the “Amended S-1”) that reflects the responses provided below. The terms “we,” “us,” and “our” in the responses refer to the Company.
          For your convenience, we have set forth each comment from the Comment Letter in bold typeface and have included the Company’s response below it. The numbered paragraphs in this letter correspond to the numbered paragraphs of the Comment Letter.
General
1.	On page xi of the prospectus you disclose that Stadium Capital Management, LLC has indicated that it intends to exercise in full its rights under the pro rata basic subscription right and to participate in the over-subscription privilege. We note a similar provision in Section 1(f) of the investment agreement (Exhibit 10.24). These
ATLANTA    CHICAGO    HONG KONG     NEW YORK    NEWARK    NORFOLK    ORANGE COUNTY    PORTLAND
RALEIGH    RICHMOND    SAN DIEGO    SHANGHAI    TYSONS CORNER    VIRGINIA BEACH    WASHINGTON, DC

VIA EDGAR
United States Securities and Exchange Commission
May 25, 2011

statements imply that Stadium Capital became aware of the proposed rights offering before you filed your registration statement and further suggest that, as to Stadium Capital, you may have already commenced the rights offering privately. Please note that a transaction commenced privately cannot be converted to a registered offering and must be completed privately. Please refer to Question 134.02 of our Securities Act Sections Compliance and Disclosure Interpretations, which are available on our website. In view of the foregoing, please provide us with your legal analysis under the Securities Act of 1933, as amended, as to why you believe it is appropriate to register your issuance of any shares of common stock to be purchased by Stadium Capital in connection with the rights offering.

Response

Stadium Capital Management, LLC (“Stadium”) is the largest minority stockholder in the Company and currently owns approximately 6% of the Company’s outstanding common stock according to Amendment No. 2 to Schedule 13G filed by Stadium on December 31, 2010. In 2010, Cerberus ABP Investor LLC (“Cerberus”) commenced and subsequently terminated a tender offer to acquire the publicly traded stock of the Company. Stadium opposed the tender offer in written correspondence to the board of the Company and sued Cerberus and each of the members of the board of the Company to enjoin the tender offer. In light of Stadium’s opposition to the tender offer, the Company believed that it would be prudent and consistent with good corporate governance practices to discuss with Stadium, on a confidential basis, the proposed rights offering.

Accordingly, the Company entered into a confidentiality agreement with Stadium on February 8, 2011 to discuss the possibility of Stadium serving as a backstop for a rights offering of the Company’s common stock. Following the execution of the confidentiality agreement, the Company, through its financial advisor, held several brief high-level discussions with Stadium regarding its potential interest in serving as a backstop. Such discussions included whether Stadium would backstop an offering on its own or jointly with Cerberus should the Company decide to conduct a rights offering. It is important to note that, at the time of such discussions, the Company had not determined any material terms of the rights offering, including the number of shares to be offered, the rights offering subscription ratio, the subscription price, the record date for the distribution of the rights or an expiration date for the rights. In fact, the Company had not committed to conducting a rights offering, as the rights offering was just one of several initiatives being pursued by the Company to improve its liquidity position. The discussions with Stadium generally centered on the potential limitations that would be imposed under New York Stock Exchange rules relating to backstops, including the permissibility of paying any fees to Stadium if it was interested in backstopping an offering. On or about March 10,

VIA EDGAR
United States Securities and Exchange Commission
May 25, 2011

2011, Stadium informed the Company that it was not interested in serving as a potential backstop party for any rights offering.

In connection with the termination of these discussions, Stadium informed the Company that as a significant stockholder in the Company, Stadium at the time intended to participate in a rights offering to maintain its ownership percentage in the Company should the Company ultimately determine to commence a rights offering. However, no agreement was entered into with Stadium regarding its participation in a rights offering and Stadium made it clear that its participation would be dependent on the terms of any offering, as well as general market conditions at the time of any offering. Given Stadium’s position as the largest minority stockholder and its prominent position in connection with the tender offer litigation, the Company considered Stadium’s statements regarding its intention to participate to be material information that would have to be disclosed to potential investors in connection with any rights offering. As such, the Company confirmed with Stadium that it would not object to the Company including a statement with respect to Stadium’s intention in any prospectus to be delivered in connection with an offering. Stadium confirmed that it would not object so long as any such disclosure made it clear that Stadium was not obligated in any way to purchase shares in connection with such offering.

The Registration Statement for the rights offering was not filed until April 26, 2011, over 45 days after the termination of the discussions regarding a possible backstop by Stadium.

Section 2(a)(3) of the Securities Act of 1933, as amended, states that the terms “offer to sell,” “offer for sale,” and “offer” include “every attempt or offer to dispose of, or solicitation of an offer to buy, a security or interest in a security, for value.” In analyzing whether or not communications rise to the level of an offer under Section 2(a)(3), the courts have looked at whether or not such communications conditioned the public mind in connection with a subsequent public offering. See SEC v. Thomas D. Kienlen Corporation, 755 F. Supp. 936 (D. Ore 1991) and Chris-Craft Indus., Inc. v. Bangor Punta Corp., 426 F.2d 569 (2nd Cir. 1970). The Company believes that past guidance from the Commission with respect to Section 2(a)(3) is consistent with that of the courts in that the Commission has focused on the risk of “conditioning the public mind or arousing public interest in the issuer or the securities of an issuer.” SEC Release No. 33-3844, “Publication of Information Prior to or After Effective Date of Registration Statement” (October 8, 1957), 22 F.R. 8359. See also the Commission’s public offering reforms in Release No. 33-8591 (July 19, 2005), which “eliminate unnecessary and outmoded restrictions on offerings” and include amendments to rules relating to permitted public disclosures prior to the filing of a registration statement.

As noted above, the confidential discussions with Stadium were high-level initial talks with respect to a potential backstop of a rights offering. At the time of the discussions,

VIA EDGAR
United States Securities and Exchange Commission
May 25, 2011

the Company had not determined whether to proceed with a rights offering, and if it proceeded, the subscription price, the number of shares to be registered in connection with a rights offering, the subscription rights ratio or any other material terms of a potential rights offering. The size of the rights offering and the mechanism to determine the subscription price were not established until over 45 days after the time that discussions with Stadium had been completed, and, as noted in response to Comment No. 3 below, material terms such as the record date for the distribution of the rights, the subscription rights ratio and the expiration date of the offering still have not been established by the Company. The pricing mechanism for the rights offering ultimately adopted by the Company was determined based on the Company’s negotiations with Cerberus and the other factors described in the prospectus and did not result from any discussions with Stadium. As a result, the Company could not have made an “offer...for value” to Stadium since the material terms had not yet been established. Further, all discussions with Stadium were held pursuant to a confidentiality agreement and no public disclosures were made regarding Stadium’s views with respect to an offering. Finally, the discussions could not have had the effect of conditioning the public market given that Stadium, as a current stockholder, would be entitled to participate in any rights offering by the Company since the rights must be distributed to all stockholders of the Company. As such, the Company respectfully submits that such discussions do not fall within the intended meaning of “offer” in Section 2(a)(3).

In the alternative, even if the limited discussions with Stadium regarding a potential backstop are deemed to be an “offer” under Section 2(a)(3), the Company believes that any such “offer” would be exempt from registration under Section 4(2) of the Securities Act as a “transaction not involving a public offering” and further that any such “transaction” was completed prior to the filing of the Registration Statement. The Commission has stated that a private placement is completed at the time the investment decision is made to purchase or accept the securities offered. Black Box Incorporated (avail. June 26, 1990). By informing the Company that it was not interested in providing a backstop for any offering, that its interest in participating would be dependent on the ultimate terms of any offering and terminating any discussions related thereto, Stadium rejected any potential “offer,” thereby completing any such “transaction.” As such, the discussions with Stadium, if deemed a separate transaction, need not be integrated with the subsequent rights offering. Further, as noted above, there were no further discussions with Stadium regarding terms of the rights offering that could be considered a renegotiation of terms that revived the prior “offer.” The Company believes that the fact that the pricing mechanism for the subscription price was not established until over 45 days after the termination of backstop discussions with Stadium further supports such position.

VIA EDGAR
United States Securities and Exchange Commission
May 25, 2011

Accordingly, the Company submits that its prior discussions with Stadium and Stadium’s indication of its non-binding intent to participate in the rights offering (which intention may be changed at any time) did not constitute an “offer” within the meaning of the Securities Act, were separate and distinct from the Company’s rights offering and therefore should not prohibit Stadium from participating in the rights offering on the same basis as any other stockholder by allowing the Company to register shares of common stock that may be issued to Stadium in connection with the rights offering.

2.	We note that you are hoping to raise gross proceeds of $60 million in your rights offering and that all of the shares to be acquired by Cerberus in connection with the rights offering will be acquired privately. We also note that the fee table to the registration statement indicates that you are registering the issuance of common stock with a proposed maximum aggregate offering price of $60 million. Since the registration statement will not cover the acquisition of any shares by Cerberus, you may wish to revise the fee table and modify your disclosure accordingly.

Response

We agree with the Staff’s observation that the registration statement will not cover any shares acquired by Cerberus in connection with the rights offering. The Company has registered the entire $60 million of shares to maintain flexibility in the unlikely event that the private transaction with Cerberus is terminated. The Company is not currently aware of any such circumstances that would prevent the consummation of the private transaction with Cerberus if the conditions set forth in the Investment Agreement, dated as of April 26, 2011, between the Company and Cerberus (the “Investment Agreement”) are satisfied. However, the Company prefers to have those shares registered so that they may be purchased by the Company’s other stockholders pursuant to the oversubscription privilege in the unlikely event that the transaction with Cerberus is not consummated. In the event that not all of the shares registered under the registration statement are sold in the rights offering, the Company will undertake to withdraw the registration statement as to the unsold shares at the appropriate time upon completion of the offering.

3.	We note that you have omitted certain information throughout the prospectus, such as the number of subscription rights, the record date, and the expiration date of the rights offering. Please tell us when you intend to provide this information. If you do not intend to include this information in a pre-effective amendment to the registration statement, please advise us as to the basis for omitting this information from the prospectus at the time the registration statement is declared effective.

VIA EDGAR
United States Securities and Exchange Commission
May 25, 2011

Response

Once it has been determined, we will provide the omitted information in a pre-effective amendment to the registration statement.
About This Prospectus, page i
4.	We note that in the second paragraph you state that you do not “guarantee the accuracy and completeness” of the industry data incorporated in your prospectus. Please note that you are responsible for the entire content of the registration statement and that you may not use language that would be interpreted as a disclaimer of the information you have chosen to include in the filing. Please revise your disclosure accordingly.

Response

In response to the Staff’s comment, we have revised the disclosure on page i of the Amended S-1.
Questions and Answers Relating to the Rights Offering, page iii
Are there any conditions on the backstop purchaser’s obligations to purchase shares?, page x
5.	You disclose that one of the listed conditions is “the receipt of all material governmental and third party consents.” We note that section 7(a)(ix) of the investment agreement contemplates compliance with the HSR Act. With a view towards disclosure, please tell us what other material governmental and third party consents you are required to obtain as a condition to backstop purchaser’s obligations under the investment agreement.

Response

At this time we are not aware of any material governmental or third party consents that are required to be obtained as a condition to backstop purchaser’s obligations under the Investment Agreement. Cerberus has also determined that no filing or approval will be required pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, in connection with Cerberus’ obligations under the Investment Agreement. We have revised the disclosure provided on page x and page 26 of the Amended S-1 to disclose that we are not aware of any such required consents.

VIA EDGAR
United States Securities and Exchange Commission
May 25, 2011

The Rights Offering, page 24
The Subscription Rights, page 24
The Backstop Purchaser, page 26
6.	Similar to your disclosure in the last paragraph on page x of the prospectus, please disclose that the distribution of rights and the purchase of any shares by Cerberus will be effected in a transaction exempt from the registration requirements of the Securities Act of 1933 and that those shares would represent restricted securities.

Response

In response to the Staff’s comment, we have revised the disclosure on page 26 of the Amended S-1 to provide disclosure similar to the last paragraph on page x regarding the distribution of rights and the purchase of any shares by Cerberus being effected in a transaction exempt from the registration requirements of the Securities Act of 1933.
Material U.S. Federal Income Tax Consequences, page 33
7.	Please identify the party rendering the opinions in the prospectus regarding the tax consequences of the rights offering. In addition, considering the requirements of Item 601(b)(8) of Regulation S-K, please tell us why you have not filed a tax opinion as an exhibit to the registration statement.

Response

In response to the Staff’s comment, we have filed a tax opinion of Troutman Sanders LLP as Exhibit 8.1 to the Amended S-1 and have made the appropriate references to the firm in the prospectus included therein.

8.	The tax opinion must express a firm conclusion for each material federal income tax consequence deriving from investing in your securities. We note that the opinions expressed are subject to uncertainty. Please explain in detail why the relevant party cannot give a “will” opinion by describing the degree of uncertainty and the related risks to the investors.

VIA EDGAR
United States Securities and Exchange Commission
May 25, 2011

Response

In response to the Staff’s comment, we have revised the tax opinion disclosure in the Amended S-1 to express a firm conclusion for each material U.S. federal income tax consequence.
Part II Information Not Required in Prospectus, page II-1
Exhibit 10.17 — Amended and Restated Loan and Security Agreement
9.	We note that the order granting confidential treatment with respect to this exhibit expired on May 7, 2011. To justify continued confidential treatment of this exhibit, please file an application for extension of the earlier order as soon as possible. Otherwise, file a complete unredacted copy of the agreement with your next amendment. Refer to Addendum to Staff Legal Bulletin No. 1, dated July 11, 2001.

Response

In response to the Staff’s comment, we have filed an application for extension of the order granting confidential treatment with respect to Exhibit 10.17.
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          We appreciate the assistance the Staff has provided with its comments. Please direct any further questions or comments you may have regarding the Registration Statement or the Amended S-1 to me at (404) 885-3139.

Sincerely,
/s/ David W. Ghegan
David W. Ghegan

cc: Sara E. Epstein, Senior Counsel, BlueLinx Holdings Inc.